3561
March 14, 2006

Mr. Senshan Yang
Chief Executive Officer
Lounsberry Holdings III, Inc
51 Everett Drive, Suite  A-20
West Windsor Professional Center
Princeton Junction, NJ 08550


Re:	Form 8-K filed 3/10/06
	File No. 000-51379

Dear Mr. Yang:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.


1. Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant`s report on the financial statements for the recent period(s) contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Accordingly, please revise to include disclosures related to the audit opinion on the financial statements for the period ended April 30, 2005.

2. We note your disclosure regarding existence of any disagreements with the former accountants, However, you should revise to include disclosures regarding existence of any disagreements with the former accountant to cover the period through the date of dismissal as required by Item 304(a)(1)(iv)(A) of Regulation S-B.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants, Marcum & Kliegman LLP stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

           Please file your supplemental response and amendment via
EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

             Direct any questions regarding this letter to Raj
Rajan
at 202.551.3388.

						Sincerely,


						Raj Rajan
						Staff Accountant


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE